------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number
                                                  Expires:
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person*

   Robinson                          Harriett             J.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

   3500 Tuxedo Road, NW
--------------------------------------------------------------------------------
                                    (Street)

   Atlanta                           GA                   30305-1068
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

   Atlantic American Corporation - AAME

================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Statement for Month/Year

   February 6, 2003
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [ X ]   Other (specify below)

                                                  Trustee under Rule 16a-8


================================================================================
7. Individual or Joint/Group Filing (Check applicable line)

   [ X ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                          8,929     I        401(k)
                                                                                                                         Plan by
                                                                                                                         Spouse
                                                                                                                         (1***)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                         N/A                                                              6,720     I        Joint w/
                                                                                                                         Grandson
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                         N/A                                                          1,971,623     I        2***
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                         N/A                                                          3,411,102     I        By Gulf
                                                                                                                         Capital
                                                                                                                         Svcs.(3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                         N/A                                                          3,953,256     I        4***
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                         N/A                                                          4,026,992     I        5***
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                         02/06/03         P                8,000     A      $1.497      434,812     D

------------------------------------------------------------------------------------------------------------------------------------

* If the Form is  filed  by more  than one  Reporting  Person,  see  Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Employee Stock                N/A                                               Common                    100,000     I By Spouse
 Option(6)                                                                      Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to Buy(7)              N/A                                               Common                      5,000     D
                                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:
***  Beneficial ownership of securities marked by *** expressly disclaimed.
(1)  Information herein based on plan statement as of December 31, 2001.
(2) Includes 740,921 shared held directly by spouse; 936,702 shares held by Delta Life Ins. Co.; and 294,000 shares held by Delta Fire & Casualty Ins. Co.
(3) Spouse individually holds a 24% interest in partnership. The remaining partnerships are held in equal shares by Trust for benefit of the reporting person's daughters, with the reporting person as Trustee.
(4)  By self as Trustee for Robin Robinson, securities directly held by Trust.
(5)  By self as Trustee for Jill Robinson, securities directly held by Trust.
(6) Option to buy Common stock, granted at an option price of $3.374 per share under the Atlantic American Corporation 1992 Incentive Plan.
(7) Granted pursuant to the Company's 1996 Director Stock Option Plan at option prices ranging from $1.90 to $4.4375.




   /s/                                                          02/07/03
---------------------------------------------            ----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to rule 101(b)(4) of Regulation S-T.


                                  Page 2 of 2


 (122797DTI)